UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

High Point Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

April 15, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,668,923 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,668,923 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,668,923 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 67.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Includes 9,668,923 Common Units issuable upon conversion of 4,526,066 Subordinated Units and 5,142,857 Series A Convertible Preferred Units.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 4,645,453 of the Issuer’s Common Units outstanding as of March 31, 2013 and a total of 9,668,923 Common Units issuable upon the conversion of all of the outstanding Subordinated Units and Series A Convertible Preferred Units owned by the Reporting Person.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,668,923 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,668,923 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,668,923 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 67.5% (See Note 2)
14.	Type of reporting person PN, IC

Note 1: Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its majority ownership of High Point Infrastructure Partners, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 4,645,453 of the Issuer’s Common Units outstanding as of March 31, 2013 and a total of 9,668,923 Common Units issuable upon the conversion of all of the outstanding Subordinated Units and Series A Convertible Preferred Units owned by the Reporting Person.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,668,923 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,668,923 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,668,923 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 67.5% (See Note 2)
14.	Type of reporting person PN, IC

Note 1: Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its ownership of all of the outstanding limited liability company interests of Magnolia Infrastructure Partners, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 4,645,453 of the Issuer’s Common Units outstanding as of March 31, 2013 and a total of 9,668,923 Common Units issuable upon the conversion of all of the outstanding Subordinated Units and Series A Convertible Preferred Units owned by the Reporting Person.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,668,923 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,668,923 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,668,923 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 67.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as the general partner of ArcLight Energy Partners Fund V, L.P.. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 4,645,453 of the Issuer’s Common Units outstanding as of March 31, 2013 and a total of 9,668,923 Common Units issuable upon the conversion of all of the outstanding Subordinated Units and Series A Convertible Preferred Units owned by the Reporting Person.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,668,923 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,668,923 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,668,923 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 67.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as the manager of ArcLight PEF GP V, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 4,645,453 of the Issuer’s Common Units outstanding as of March 31, 2013 and a total of 9,668,923 Common Units issuable upon the conversion of all of the outstanding Subordinated Units and Series A Convertible Preferred Units owned by the Reporting Person.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,668,923 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,668,923 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,668,923 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 67.5% (See Note 2)
14.	Type of reporting person IN

Note 1: Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a manager of ArcLight Capital Holdings, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 4,645,453 of the Issuer’s Common Units outstanding as of March 31, 2013 and a total of 9,668,923 Common Units issuable upon the conversion of all of the outstanding Subordinated Units and Series A Convertible Preferred Units owned by the Reporting Person.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Robb E. Turner
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,668,923 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,668,923 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,668,923 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 67.5% (See Note 2)
14.	Type of reporting person IN

Note 1: Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a manager of ArcLight Capital Holdings, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 4,645,453 of the Issuer’s Common Units outstanding as of March 31, 2013 and a total of 9,668,923 Common Units issuable upon the conversion of all of the outstanding Subordinated Units and Series A Convertible Preferred Units owned by the Reporting Person.

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”). The Issuer’s principal offices are located at 1614 15th Street, Suite 300, Denver, Colorado 80202.

Common units are issuable on a one-for-one basis upon the conversion of the (i) Subordinated Units representing limited partner interests of the Issuer (“Subordinated Units”); and (ii) Series A Convertible Preferred Units representing limited partner interests of the Issuer (“Series A Units,” and together with the Subordinated Units and Series A Units, the “Units”).

Item 2.	Identity and Background.

(a) This schedule is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to Section 13 of the Act:

(i) High Point Infrastructure Partners, LLC, a Delaware limited liability company (“HPIP”);

(ii) Magnolia Infrastructure Partners, LLC, a Delaware limited liability company (“Magnolia”);

(iii) ArcLight Energy Partners Fund V, L.P., a Delaware limited partnership (“Fund V”);

(iv) ArcLight PEF GP V, LLC, a Delaware limited liability company (“Fund GP”);

(v) ArcLight Capital Holdings, LLC, a Delaware limited liability company (“ArcLight”);

(vi) Daniel R. Revers; and

(vii) Robb E. Turner.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Certain information required by this Item 2 concerning the officers and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b) The principal business address of each of the Reporting Persons is:

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

(c) HPIP is a recently formed limited liability company controlled by Fund V for the purpose of acquiring and developing midstream energy assets. The business of Magnolia is to own a controlling interest in HPIP. The business of Fund V is energy related investments. The business of Fund GP is to be the general partner of the Fund V. The business of ArcLight is to be the manager of Fund GP. Each of Mr. Revers and Mr. Turner is a citizen of the United States. The principal business occupation of Mr. Revers is to serve as manager of ArcLight Capital Holdings, LLC and Managing Partner of ArcLight Capital Partners, LLC. The principal business occupation of Mr. Turner is to serve as manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners, LLC.

HPIP is a manager-managed limited liability company that is controlled by Magnolia, its majority member and it has officers. Magnolia is a member-managed limited liability company that is controlled by Fund V, its sole member and it has officers. Fund V is a limited partnership controlled by Fund GP, its general partner. Fund GP is a limited liability company controlled by ArcLight, its manager. ArcLight is a limited liability company controlled by its managers Messrs. Revers and Turner, and it has managing directors as set forth on Schedule A.

The name and present principal occupation of each manager and officer of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2. The Covered Individuals together with the Reporting Persons are referred to as the “Covered Persons.” All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons are entities properly organized under the laws of the State of Delaware. Each of the Covered Individuals are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 15, 2013, the Issuer entered into a Contribution Agreement (the “Contribution Agreement”) with HPIP, pursuant to which HPIP contributed to the Issuer 100% of the limited liability company interests in certain of HPIP’s subsidiaries that own midstream assets located in southern and offshore Louisiana and $15 million in cash in exchange for 5,142,857 newly issued Series A Units (the “Covered Series A Units”). The cash consideration paid by HPIP pursuant to the Contribution Agreement was funded by cash on hand. Of the $15 million cash consideration paid by HPIP, approximately $2.5 million was used to pay certain transaction expenses of HPIP, and the remaining amount was used to repay borrowings outstanding under the Issuer’s existing credit facility in connection with the amendment and restatement thereof.

In addition, on April 15, 2013, AIM Midstream Holdings, LLC (“Seller”) and HPIP entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which HPIP purchased from Seller all of the Issuers 4,526,066 Subordinated Units (the “Covered Subordinated Units,” and together with the Covered Series A Units, the “Covered Units”) and 90% of the limited liability company interests in American Midstream GP, LLC, the sole general partner of the Issuer (“AMID GP”). The $50 million cash consideration paid to Seller was reduced by (i) $12.5 million, which is being held in escrow and available for contribution to the Issuer upon satisfaction of certain conditions, including the restructuring of some or all of the Issuer’s incentive distribution rights and the Subordinated Units, and (ii) all reasonable and documented expenses incurred by the Issuer and AMID GP in connection with the Purchase Agreement and the amendment and restatement of the Issuer’s existing credit facility and 50% of the reasonable and documented expenses incurred by the Issuer and AMID GP in connection with the Contribution Agreement and the Amended and Restated Partnership Agreement (as defined below). The cash consideration paid by HPIP pursuant to the Purchase Agreement was funded by cash on hand.

The transactions contemplated by the Contribution Agreement and Purchase Agreement are collectively referred to as the “Transactions.” References to, and descriptions of, the Transactions, the Contribution Agreement and the Purchase Agreement throughout this Schedule 13D are qualified in their entirety by the Contribution Agreement and the Purchase Agreement, which are incorporated by reference into this Schedule 13D as set forth in Item 7 wherever such references and descriptions appear.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Covered Units is for investment. In connection with the Transactions, (i) Robert B. Hellman, Jr., Edward O. Diffendal and L. Kent Moore each resigned from, and (ii) Stephen W. Bergstrom, Daniel R. Revers, Jake F. Erhard and Lucius H. Taylor each were appointed to, the board of directors of AMID GP, and Matthew W. Rowland was appointed Chief Operating Officer of AMID GP.

Furthermore, effective as of April 15, 2013, (i) AMID GP entered into the Third Amended Limited Partnership Agreement of the Issuer (“Amended and Restated Partnership Agreement”) to, among other things, create and provide for the issuance of the Series A Units; and (ii) HPIP and Seller entered into the Second Amended and Restated Limited Liability Company Agreement of AMID GP (the “Amended and Restated GP Agreement”) to, among other things, reflect the acquisition by HPIP of 90% of the limited liability company interests of AMID GP, in connection with the Transactions.

References to, and descriptions of, the Series A Units, the Amended and Restated Partnership Agreement and the Amended and Restated GP Agreement throughout this Schedule 13D are qualified in their entirety by the Amended and Restated Partnership Agreement and the Amended and Restated GP Agreement, which are incorporated by reference into this Schedule 13D as set forth in Item 7 wherever such references and descriptions appear.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Units, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Units or other securities of the Issuer and transfer or dispose of any or all of its Units, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Units, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

None of the Reporting Persons has made a determination regarding a maximum or minimum number of Units or other securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment intent, a Reporting Person may engage in communications with, without limitation, one or more unitholders of the Issuer, one or more officers of the Issuers and/or one or more members of the board of directors of AMID GP regarding the Issuer, including but not limited to its operations. During the course of such communications, the Reporting Person may advocate or oppose one or more courses of action.

Except to the extent any of the foregoing matters described in Item 3 or this Item 4 may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto for HPIP is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for HPIP filed herewith is calculated based upon 4,645,453 of the Issuer’s Common Units outstanding as of March 31, 2013 and a total of 9,668,923 Common Units issuable upon the conversion of all of the outstanding Subordinated Units and Series A Units owned by the Reporting Person.

(c) None.

(d) HPIP does not have any knowledge whether any other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 2, 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the I.

Item 7.	Material to be Filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

The Purchase Agreement, dated April 15, 2013, between HPIP and Seller is filed herewith as Exhibit 2.

The Contribution Agreement, dated April 15, 2013, between HPIP and the Issuer was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2013. Such exhibit is hereby incorporated herein by reference.

The Amended and Restated Partnership Agreement, effective April 15, 2013, was filed by the Issuer as Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2013. Such exhibit is hereby incorporated herein by reference.

The Amended and Restated GP Agreement, effective April 15, 2013, was filed by the Issuer as Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2013. Such exhibit is hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2013

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

By: High Point Infrastructure Partners, LLC Its Sole Member

/s/ Daniel R. Revers
Daniel R. Revers President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, LLC Its General Partner

By: ArcLight Capital Holdings, LLC Its Manager

/s/ Daniel R. Revers
Daniel R. Revers Manager

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC Its Manager

/s/ Daniel R. Revers
Daniel R. Revers Manager

ARCLIGHT CAPITAL HOLDINGS LLC

/s/ Daniel R. Revers
Daniel R. Revers Manager

/s/ Daniel R. Revers
Daniel R. Revers

/s/ Robb E. Turner
Robb E. Turner

Schedule A

Officers and Managers of the Reporting Persons

The name and occupation of the officers of HPIP are set forth below. The business address of each is 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

Name	Principal Occupation
Daniel R. Revers	President and Manager
John F. Erhard	Vice President and Manager
Lucius H. Taylor	Manager
Joseph W. Sutton	Manager
Matthew W. Rowland	Managing Director and Manager
Timothy Balaski	Managing Director
Christine Miller	Secretary

The name and occupation of the managing directors of ArcLight are set forth below. The business address of each is 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

Directors	Principal Occupation
Daniel R. Revers	Managing Director
Robb E. Turner	Managing Director
Kevin M. Crosby	Managing Director
John F. Erhard	Managing Director
Eric D. Lammers	Managing Director
Christopher J. Picotte	Managing Director
Mark A. Tarini	Managing Director
Carter A. Ward	Managing Director
Patricia R. Winton	Managing Director
John A. Tisdale	Managing Director
Thomas G. Kilgore	Managing Director